Exhibit 99.2 – Capitalisation and Indebtedness
The following table sets out the Group’s capitalisation, indebtedness and contingent liabilities on a consolidated basis, in accordance with IFRS, as at 31 March 2022.

As at 31.03.22
m
Share Capital of Barclays PLC
Ordinary shares - issued and fully paid shares of £0.25 each	16,762

£m
Group equity
Called up share capital and share premium	4,551
Other equity instruments	11,119
Other reserves	317
Retained earnings	52,478
Total equity excluding non-controlling interests	68,465
Non-controlling interests	969
Total equity	69,434
Group indebtedness
Subordinated liabilities	11,630
Debt securities in issue	110,658
Total indebtedness	122,288
Total capitalisation and indebtedness	191,722
Group contingent liabilities and commitments
Guarantees and letters of credit pledged as collateral security	17,436
Performance guarantees, acceptances and endorsements	6,065
Total contingent liabilities	23,501
Documentary credits and other short-term trade related transactions	1,403
Standby facilities, credit lines and other commitments	349,211
Total commitments	374,115

1